NO ACT

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 11/7/2008

11-07-2008

November 7, 2008 [redacted]

08064091

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC
NOV 07 2008
Washington, DC 20549

Re: United Online, Inc.
Incoming letter dated November 7, 2008

Based on the facts presented, it is the Division's view that the effectiveness of United Online, Inc.'s registration statement on Form S-4 and the post-effective amendment thereto during the fiscal year ending December 31, 2008 would not preclude the Guarantors from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note the following:

- no Notes, with related Guarantees, were sold pursuant to the registration statement on Form S-4;
- United Online, together with the Guarantors, filed a post-effective amendment to the registration statement on Form S-4 to deregister the unsold securities; and
- the Guarantors will file Forms 15 making appropriate claims pursuant to Exchange Act Rule 12h-3 on or before the due date of their Forms 10-Q for the quarter ended September 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

K. McManus

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2008

Mail Stop 3010

Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071-3144

RE: United Online, Inc.

Dear Mr. Noel:

In regard to your letter of November 7, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000
FAX: (213) 687-5600
www.skadden.com

Securities Exchange Act of 1934
Section 15(d) and Rules 12h-3

November 7, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: United Online, Inc.
Commission File No. 333-151998

Ladies and Gentlemen:

On behalf of United Online, Inc., a Delaware corporation ("UOL"), and each of the wholly owned subsidiaries of UOL listed on Schedule I hereto (collectively, the "Guarantors," and together with UOL, the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with UOL's view that the effectiveness of the Company Registration Statement (defined below) during the fiscal year ending December 31, 2008, would not preclude the Guarantors from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, thereby suspending each Guarantor's duty to comply with Section 15(d) of the Exchange Act with respect to the fiscal year in which the Company Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008).

I. Factual Background

On June 27, 2008, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), UOL filed a registration statement on Form S-4 (File No. 333-151998) with the Commission, as amended by Amendment No. 1 thereto filed with the Commission on July 17, 2008, and Amendment No. 2 thereto filed with the Commission on July 22, 2008 (together with all exhibits filed thereto, the "Company Registration Statement"), relating to the merger of UNOLA Corp., a Delaware corporation and an indirect wholly owned subsidiary of UOL, with and into FTD Group, Inc., a Delaware corporation (the "Merger"). The Company Registration Statement was filed to register (1) the 13% senior secured notes due 2013 (the "Notes") proposed to be issued by the Company, together with the related guarantees of the Notes (the "Guarantees") by the Guarantors, which UOL was required to substitute for a portion of the cash merger consideration in the Merger in the event that certain financing for the Merger became unavailable for any reason, and (2) 12,919,077 shares of UOL common stock to be issued by UOL in the Merger. The Guarantors were listed as additional registrants on the Company Registration Statement for the limited purpose of registering the Guarantees, which would be issued only if the Notes were required to be issued in the Merger.

The Company Registration Statement was declared effective on July 23, 2008 and the Merger was consummated on August 26, 2008, with the merger consideration consisting solely of cash and a total of 12,259,582 shares of UOL common stock. Because UOL's financing sources provided adequate financing for the Merger, UOL was not required to substitute Notes or Guarantees for any portion of the cash consideration in the Merger. As a result, no Notes or Guarantees were sold, or ever will be sold, pursuant to the Company Registration Statement. A post-effective amendment to the Company Registration Statement, deregistering the unsold shares of the UOL common stock and all of the Notes and the Guarantees, was filed with the Commission on October 22, 2008 and became effective on October 27, 2008. Each Guarantor is a wholly owned subsidiary of UOL. UOL holds all of the shares of common stock of each of the Guarantors, and such shares represent the only outstanding securities of the Guarantors.

Aside from the shares of UOL common stock referenced above, no other securities were sold pursuant to the Company Registration Statement and except for the Company Registration Statement and the post-effective amendment filed thereto, no other registration statements have been filed or declared effective in connection with the Notes or Guarantees. Although UOL sold no Notes in connection with the Company Registration Statement, and the Guarantors sold no Guarantees in connection with the Company Registration Statement, the Guarantors would nonetheless be subject to the reporting obligations imposed under Section 15(d) of the Exchange Act.

Section 15(d) provides that the specified periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 provides for the immediate suspension from these requirements upon the filing of a Form 15 by an issuer with respect to a class of securities held by less than 300 record holders, subsection (c) of Rule 12h-3 provides that Rule 12h-3 is not available for a class of securities for a fiscal year in which a registration statement relating to that class became effective under the Securities Act.

If the Company's request is granted, each Guarantor will file a Form 15 prior to the date on which its next periodic report, the quarterly report on Form 10-Q for the quarter ended September 30, 2008, would be due pursuant to the Exchange Act. Each Guarantor will certify pursuant to the Form 15 that its issued and outstanding securities are held of record by less than 300 persons, and each Guarantor will represent that, as of the date hereof, it has filed, and as of the date the Form 15 is filed it will have filed, all current and periodic reports required by Section 15(d) of the Exchange Act. As of the date hereof, each of UOL and the Guarantors is current in all of their respective filings under the Exchange Act, including current reports on Form 8-K. In addition, as of the date hereof, each of the Guarantors has satisfied all of the conditions set forth in Rule 12h-3, except Rule 12h-3(c). Rule 12h-3(c) precludes the Guarantors from utilizing Rule 12h-3(b)(1)(i) to suspend their reporting requirements under Section 15(d) of the Exchange Act for the current fiscal year. Therefore, for the reasons discussed below, the Company hereby requests that the Staff confirm that it concurs with the Company's view that the effectiveness of the Company Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Guarantors from utilizing Rule 12h-3 under the Exchange Act, to immediately suspend, upon the filing of a Form 15, each Guarantor's duty to comply with Section 15(d) of the Exchange Act with respect to the fiscal year in which the Company Registration Statement became effective (*i.e.,* the fiscal year ending December 31, 2008).

II. Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Guarantors to comply with the provisions thereof merely because the Company Registration Statement was filed and became effective during 2008.

Section 15(d) of the Exchange Act and Rule 12h-3(c) Thereunder

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983) (the "Periodic Reporting Release"). In the Periodic Reporting Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the Notes and the Guarantees were registered pursuant to the Company Registration Statement to allow for the sale of such Notes and the Guarantees as contingent merger consideration in the Merger under the limited circumstances described above, and the Company Registration Statement was declared effective, UOL completed its contemplated financing for the Merger and was not required to substitute any Notes or related Guarantees for any portion of the cash merger consideration. As such, no Guarantees or securities of any kind were, or will be, sold by any of the Guarantors to the public pursuant to the Company Registration Statement, and there continue to be no public holders of the Guarantors' securities since, as discussed above, all of the Guarantors' outstanding securities are solely owned by UOL. Therefore, because the Guarantors have no "investing public" to which information through the end of fiscal year 2008 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Periodic Reporting Release that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." *Id.* In this case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits of its imposition. Because the Guarantors have no outstanding registered securities, the disclosure of information regarding their activities and operations would provide no value to the investing public, whereas compliance with the requirements of Section 15(d) would impose a substantial financial burden on the Company and would involve significant management efforts. This is particularly true in light of the Company's recent acquisition of FTD Group, Inc. ("FTD"), which is one of UOL's largest subsidiaries and operates in a completely different line of business than that in which UOL and its other subsidiaries previously have operated. Following the Merger, the efforts of the Company's management, and its finance and accounting staff, have been, and continue to be, largely concentrated on integrating the business and focusing on the operations of FTD. Because there are no public holders of the Guarantors' securities and the Guarantors have never, and will never, sell the Guarantees registered in connection with the Company Registration Statement, the policy rationale behind Section 15(d) will not be furthered by requiring the Guarantors to commence filing periodic reports as required by the Exchange Act.

The Staff has recognized in a number of situations similar to the Guarantors', where no securities were sold pursuant to an effective registration statement, that the application of Rule 12h-3(c) is not always justified by public policy considerations and accordingly, has taken a no-action position. See, e.g., *Horsepower Holdings, Inc.*, August 14, 2008, *Liberty Lane Acquisition Corp.*, July 17, 2008, *Barclays (Netherlands) N.V.,* June 26, 2008, *Telemar Participacoes S.A.*, June 20, 2007, *Wintegra, Inc.*, August 11, 2006, *Watchdata Technologies Ltd.*, June 29, 2006, *ADVISORS REIT I, Inc.*, March 31, 2006, *Infiniti Solutions Ltd.,* March 8, 2005, *Synetics Solutions, Inc.*, October 15, 2004, and *CPA:14 Holdings Inc.*, December 11, 2006.

The Staff granted relief from the filing requirements of Section 15(d) in circumstances very similar to the Company's circumstances. In *CPA:14 Holdings Inc.*, two registrants registered their respective shares of common stock pursuant to an effective registration statement despite the fact that only one of the registrants' common stock would ultimately be issued to the public as merger consideration. In that situation, the Staff determined that the effectiveness of the registration statement and post-effective amendment thereto would not preclude the registrant that did not sell any of its securities pursuant to such registration statement from utilizing Rule 12h-3 under the Exchange Act. In reaching its position, the Staff noted that, among other things, no securities of the registrant were sold pursuant to the registration statement, the registrant had filed a post-effective amendment to the registration statement to deregister the unsold securities of the registrant and the registrant represented that it would file a Form 15 making appropriate claims pursuant to Rule 12h-3. Similar to the situation in *CPA:14 Holdings Inc.*, no securities were sold, or ever will be sold, by any of the Guarantors pursuant to the Company Registration Statement. Moreover, the post-effective amendment to the Company Registration Statement became effective on October 27, 2008. Finally, if the relief requested herein is granted, the Guarantors will file a Form 15 making the appropriate claims pursuant to Rule 12h-3.

III. Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In UOL's case, requiring the Guarantors to comply with the requirements of Section 15(d) would impose a substantial financial burden on the Company, and would require significant time commitment on the part of its finance and accounting staff, but the investing public would derive no benefit therefrom. As discussed, each Guarantor is a wholly owned subsidiary of UOL and there has been no sale, and there never will be any sale, by UOL or the Guarantors of any guaranteed securities or Guarantees pursuant to the Company Registration Statement.

In light of the foregoing, we request, on behalf of the Company, that the Staff confirm that it concurs with UOL's view that the effectiveness of the Company Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Guarantors from utilizing Rule 12h-3 under the Exchange Act, to immediately suspend, upon the filing of a Form 15, each Guarantor's duty to comply with Section 15(d) of the Exchange Act with respect to the fiscal year in which the Company Registration Statement became effective (*i.e.,* the fiscal year ending December 31, 2008).

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (213) 687-5234. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided.

Very truly yours,

Gregg A. Noel

cc: Frederic A. Randall, Jr., United Online, Inc.
Charles B. Ammann, United Online, Inc.

Schedule I

Guarantors

1. Classmates International, Inc., a Delaware corporation
2. Classmates Media Corporation, a Delaware corporation
3. Classmates Online, Inc., a Washington corporation
4. Classmates Yearbooks, Inc., a Delaware corporation
5. FreeInternet.com, Inc., a Delaware corporation
6. Juno Internet Services, Inc., a Delaware corporation
7. Juno Online Services, Inc., a Delaware corporation
8. MyPoints.com, Inc., a Delaware corporation
9. NetZero, Inc., a Delaware corporation
10. Opobox, Inc., a Delaware corporation
11. United Online Advertising Network, Inc., a Delaware corporation
12. United Online Communications, Inc., a Delaware corporation
13. United Online Web Services, Inc., a Delaware corporation
14. UOL Advertising, Inc., a Delaware corporation

END